Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
March 31, 2017	NYSE:SLW

Silver Wheaton Provides details of annual and

special meeting of shareholders, files Form 40-F,

and provides general corporate update

Vancouver, British Columbia - Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company’s 2016 audited financial statements, along with its Form 40-F, are also available on the Company’s website at www.silverwheaton.com.

Shareholders may also receive a copy of Silver Wheaton's audited financial statements, without charge, upon request to Silver Wheaton's Investor Relations Department, Suite 3500, 1021 West Hastings St., Vancouver, British Columbia, Canada V6E 0C3 or to info@silverwheaton.com.

Annual and Special Meeting of Shareholders

Silver Wheaton will hold its Annual and Special Meeting of Shareholders in the Mackenzie Ballroom of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, Canada, on Wednesday May 10, 2017, at 10:30 a.m. Pacific Time.

A live audio webcast of the Annual Meeting of Shareholders will be available at www.silverwheaton.com and will also be archived for later access.

Corporate Updates

On March 30, 2017, the Company and Alexco Resources Corp. (“Alexco”) agreed to amend the Alexco Silver Purchase Agreement to adjust the silver production payment from US$3.90 per ounce of silver delivered to Silver Wheaton to a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. The increased production payments in lower silver price and/or lower silver grade environments increases the flexibility of Alexco to process lower grade ore and sustain mining operations during periods of lower silver prices and does so without limiting the upside opportunity of either Alexco or Silver Wheaton in higher price and grade environments.  As consideration, Alexco has agreed, subject to TSX and NYSE-MKT approval, to issue Silver Wheaton three million common shares of Alexco. The area of interest now includes properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometre radius of existing Alexco holdings in the Keno Hill Silver District.

On March 30, 2017, Silver Wheaton and certain of its subsidiaries provided a guarantee to the lenders under Primero Mining Corp.’s (“Primero”) existing revolving credit facility (the “Primero Facility”), capped at a maximum of $81.5 million, plus interest, fees and expenses (the “Guarantee”). As a result of the Guarantee, Primero has obtained certain concessions from the lenders, including in respect of financial covenants and a six-month extension to the term of the Primero Facility. Primero will pay Silver Wheaton a fee of 5% per annum in connection with the Guarantee. Silver Wheaton believes that the Guarantee will assist Primero as it seeks to resolve the outstanding strike action, resume operations at the San Dimas mine, streamline its organization, and completes its strategic review process. However, there can be no assurance that the provision of the Guarantee or Primero’s efforts will result in success in these initiatives.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the ability of Alexco to sustain mining operations during periods of lower silver prices;
•	the effect of the Servicio de Administraciόn Tributaria (“SAT”) legal claim on Primero Mining Corp.’s (“Primero”) business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the impact on Primero of the unionized employee strike at the San Dimas mine;
•	the ability of Primero to continue as a going concern; and
•	the guarantee of Primero’s revolving credit facility.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	that Alexco will not be able to sustain mining operations during periods of lower silver prices;
•	Primero not being able to defend the validity of the 2012 Advance Pricing Agreement (“APA”), being unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;
•	Primero not being able to continue as a going concern;
•	Primero not being able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
•	Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process;
•	Primero failing to make required payments or otherwise defaulting under its credit facility and the Company having to meet its guarantee obligations; and
•	other risks discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton’s Form 40-F to be filed March 31, 2017 and Form 6-K filed March 21, 2017 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•	that Alexco will be able to sustain mining operations during periods of lower silver prices;
•	that Primero is able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
•	that Primero is able to continue as a going concern;
•	that Primero will make all required payments and not be in default under its revolving credit facility; and
•	other assumptions and factors as set out herein.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-844-288-9878

Email: info@silverwheaton.com

Website: www.silverwheaton.com